ATCO
GROUP

Corporate Office

07020370

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

January 10, 2007

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 17 2007
WASH., D.C.
185

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed January 09, 2007 for symbol CU.NV
- Corporation's Form 1, filed January 09, 2007 for symbol CU.X
- Corporation's Form 1, filed January 09, 2007 for symbol CU.PR.T
- Corporations' Form 1, filed January 09, 2007 for symbol CU.PR.V
- Corporation's Form 1, filed January 09, 2007 for symbol CU.PR.D
- Corporation's Form 1, filed January 09, 2007 for symbol CU.PR.A
- Corporation's Form 1, filed January 09, 2007 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

J Dutnall

Jodene Dutnall
Corporate Secretarial Dept.

dw 1/17

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	81,442,186	As at :	12/01/2006
	Effect on Issued & Outstanding Securities		
Stock Option Plan	9,800		
Other Issuances and Cancellations	4,700		
Issued & Outstanding Closing Balance :	81,456,686		

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,217,800** As at : 12/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2006	N		9,800		
Totals		0	9,800	0	0

Stock Options Outstanding Closing Balance: **1,208,000** As at : 12/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2006	Conversion (General)	4,700
Totals		4,700

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/09/2007
Last Updated:	01/09/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	43,936,184	As at :	12/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-4,700		
Issued & Outstanding Closing Balance :	43,931,484		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2006	Conversion (General)	-4,700
Totals		-4,700

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/09/2007
Last Updated:	01/09/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	12/31/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/09/2007
Last Updated:	01/09/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	12/31/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/09/2007
Last Updated:	01/09/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	12/01/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	635,700

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/09/2007
Last Updated:	01/09/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/09/2007
Last Updated:	01/09/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/09/2007
Last Updated:	01/09/2007